UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-12001

THE 401(K) PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
The 401(k) Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

The 401(k) Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 27, 2008

The 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Investments at fair value:

Interest in common collective trusts	$83,628,796	$276,934
Interest in registered investment companies	65,272,968	88,959,173
Interest in synthetic investment contracts	40,466,909	—
Corporate common stocks	34,273,938	38,265,185
Participant loans	10,431,086	8,937,587
Interest-bearing cash	2,128,019	6,770
Interest in Allegheny Master Trust	—	83,711,594
Overdraft	—	(2,764)

Total investments at fair value	236,201,716	220,154,479

Contribution receivable	463,582	—
Other payables, net	—	(180,621)

Net assets available for benefits at fair value	236,665,298	219,973,858
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	144,856	572,611

Net assets available for benefits	$236,810,154	$220,546,469

See accompanying notes.

The 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2007	2006

Contributions:
Employer	$7,127,464	$5,712,993
Employee	17,716,776	14,493,408

Total contributions	24,844,240	20,206,401

Investment income:
Net gain from interest in registered investment companies	5,651,790	7,937,943
Net gain from interest in Allegheny Master Trust	3,786,688	7,197,627
Interest income	1,080,600	550,565
Net unrealized/realized gain (loss) on corporate common stocks	(650,163)	27,241,550
Net gain from interest in common collective trusts	220,632	16,432
Dividend income	107,703	208,311
Other income	375,082	877

Total investment income	10,572,332	43,153,305

	35,416,572	63,359,706

Distributions to participants	(19,103,361)	(13,591,061)
Administrative expenses and other, net	(49,526)	(48,886)

	(19,152,887)	(13,639,947)

Net increase in net assets available for benefits	16,263,685	49,719,759
Net assets available for benefits at beginning of year	220,546,469	170,826,710

Net assets available for benefits at end of year	$236,810,154	$220,546,469

See accompanying notes.

The 401(k) Plan
Notes to Financial Statements
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Units of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The fair value of the participation units in common collective trusts is based on quoted redemption value on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs is estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is estimated based on the fair value of each contract’s supporting assets at December 31, 2007 and 2006.

The 401(k) Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Qualifying employee contributions are partially matched by the respective employing companies which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), up to the lesser of a maximum of $1,000 annually for each participant, or 50% of participants’ deferrals up to a maximum of 3.5% of total eligible wages (except for Allvac and Wah Chang). For hourly employees of the Casting Service operation, the employing company matches 100% of the employee contributions up to 3.5% of total eligible wages. In addition, for certain Metalworking products union employees annual flat dollar contributions will be paid into the Plan at the end of each year provided the following criteria are met: the employee must have contributed a minimum of 2% of their total earnings for the year into the Plan; the employee must have completed a minimum of 1,000 hours during the calendar year; and the employee must be an active, nonunion employee as of December 31st of that year. The exceptions to this rule for certain Metalworking Products union employees are that 1.) employees who retire during the calendar year will remain eligible for this contribution, so long as they meet the 1,000-hour rule; such retirees will receive a prorated contribution, based on the number of months they worked in the year; however, an employee who terminates (not retires) prior to December 31st will not be eligible for this flat dollar contribution, regardless of the number of hours worked, and 2.) hourly bargained employees at the Casting Service operation receive the annual flat dollar contributions notwithstanding the above conditions. For certain union employees of Portland Forge, the matching rate is at 100% but is limited to a maximum matching contribution of $1,000 and the Company will also make contributions of $0.25 per hour worked.

The 401(k) Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
The flat dollar contribution amounts for eligible Casting Service employees are based on the employee’s years of service, as follows:

Years	Annual Amount of Contribution

0 to 4	$100
5 to 9	500
10 to 14	600
15 to 19	700
20 to 24	800
25 to 29	1,000
30 to 34	1,500
35 or more	2,000
The flat dollar contribution amounts for eligible Allvac and Wah Chang employees are based on the employee’s years of service, as follows:

Years	Annual Amount of Contribution

0 to 4	$125
5 to 9	625
10 to 14	750
15 to 19	875
20 to 24	1,000
25 to 29	1,250
30 to 34	1,875
35 or more	2,500
The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Fund 2020). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustees, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance.

The 401(k) Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses were allocated to the plans based upon their pro rata share in the net assets on the Master Trust. At December 31, 2006, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund held within the Allegheny Master Trust was as follows:

T. Rowe Price Structured Research Common Trust Fund	57.55%
Standish Mellon Fixed Income Fund	17.24
Alliance Capital Growth Pool	5.66

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the net assets of the Standish Mellon Fixed Income Fund held within the Allegheny Master Trust at December 31, 2006 was as follows:

Guaranteed investment contracts:
Principal Life	$1,368,618
New York Life Insurance Company	895,330

2,263,948

Synthetic guaranteed investment contracts:
Monumental Life	60,286,128
Rabobank	53,011,207
Union Bank of Switzerland	39,206,620
Bank of America	28,662,260
State Street Bank	21,292,911
IXIS Financial Products, Inc.	4,030,074

206,489,200

Interest in common collective trusts	24,622,702

Total net assets at fair value	233,375,850
Wrap contracts at fair value	(49,959)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,381,661

Total net assets	$236,707,552

The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The investments held by the Standish Mellon Stable Value Fund are separately reported in 2007. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2007 and 2006, the interest crediting rates for GICs (2006 only) and Fixed Maturity SICs ranged from 4.30 % to 5.32 % and 4.30% to 5.34%, respectively.

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31
	2007	2006

Average yields:
Based on actual earnings	4.72%	4.75%
Based on interest rate credited to participants	4.57%	4.64%
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	December 31
	2007	2006

State Street Global Advisors S&P 500 Fund	$42,745,307	$—
Allegheny Technologies Incorporated common stock	34,273,938	38,265,185
Alliance Bernstein Small Mid Cap Value Fund	14,466,840	—
American Funds Growth Fund of America	13,146,382	—
American Funds Europacific Growth Fund	12,365,187	—
T. Rowe Price Structured Research Common Trust Fund*	—	41,540,492
Standish Mellon Fixed Income Fund*	—	40,802,429
Oakmark Balanced Fund	—	27,551,951
Prudential Jennison Growth Fund, Class A Shares	—	10,838,836

*	Contract value
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 was as follows:

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972
Operating payables	(10,572)

Total net assets	$34,325,400

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 was as follows:

Interest in common collective trusts	$72,210,981
Payables	(34,228)

Total net assets	$72,176,753

The composition of the changes in net assets of the Allegheny Master Trust for the year ended December 31, 2006 is as follows:

	Standish Mellon		T. Rowe Price Structured Research
	Fixed Income Fund	Alliance Capital Growth Pool	Common Trust Fund

Investment income (loss):
Interest income	$9,196,721	$—	$—
Net realized/unrealized gain on corporate common stocks	6,246	—	11,900
Net loss, pooled separate accounts	—	(283,791)	—
Net gain, common collective trusts	851,445	—	10,226,870
Administrative expenses	(242,636)	(98,140)	(403,225)
Transfers	14,124,671	(5,060,685)	(3,924,321)

Net increase (decrease)	23,936,447	(5,442,616)	5,911,224
Total net assets at beginning of year	212,771,105	39,768,016	66,265,529

Total net assets at end of year	$236,707,552	$34,325,400	$72,176,753

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits for the year ended December 31, 2006.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

The 401(k) Plan
Notes to Financial Statements (continued)
5. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$236,810,154	$220,546,469
Deemed distribution of benefits to participants	(83,739)	(33,234)

Net assets available for benefits per the Form 5500	$236,726,415	$220,513,235

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$19,103,361
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	83,739
Less: 2006 deemed distributions per Form 5500 recorded in financial statements as a distribution in 2006	(33,234)

Benefits paid to participants per the Form 5500	$19,153,866

The 401(k) Plan
EIN: 25-1792394 Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$14,466,840
American Funds Europacific Growth Fund	12,365,187
American Funds Growth Fund of America	13,146,382
MFS Value Fund	4,457,924
Lord, Abbott Mid Cap Value Fund	5,522,497
MSIF Small Company Growth Fund	5,545,286
Western Asset Core Plus Bond Fund	9,170,507
Putnam Money Market Fund	429,439

$65,104,062

Self-directed accounts:
Cash Balance Liability	$(24)
Dreyfus Mid Cap Value Fund	1,756
Dreyfus Premier Emerging Markets Fund	4,931
Dreyfus Premier Technology Growth Fund Class A	3,086
Longleaf Partners International	54,375
Oakmark International Fund	2,107
Rydex Dynamic OTC 2X Strategy Fund	244
Vanguard Health Care Fund	44,501
Vanguard Primecap Fund	47,883
Vanguard Windsor II Fund	9,239
Wells Fargo Advantage Specialized Tech Fund Class Z	808

168,906

Total registered investment companies	$65,272,968

Corporate Common Stock
Allegheny Technologies Incorporated common stock*	$34,273,938

Interest-Bearing Cash
Mellon Stable Value Fund	$1,400,451
Natixis Financial	727,568

$2,128,019

Common Collective Trusts
Mellon Stable Value Fund	$843,089
SEI Fund	376,020
State Street Global Advisors Target Retirement Income Fund	4,087,263
State Street Global Advisors Target Retirement Income Fund 2010	7,313,748
State Street Global Advisors Target Retirement Income Fund 2015	8,538,853
State Street Global Advisors Target Retirement Income Fund 2020	6,428,273
State Street Global Advisors Target Retirement Income Fund 2025	5,198,759
State Street Global Advisors Target Retirement Income Fund 2030	2,786,763
State Street Global Advisors Target Retirement Income Fund 2035	2,292,663
State Street Global Advisors Target Retirement Income Fund 2040	1,234,822
State Street Global Advisors Target Retirement Income Fund 2045	946,030
State Street Global Advisors S&P 500 Index Fund	42,745,307

The 401(k) Plan
EIN: 25-1792394 Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

State Street Global Advisors MSCI ACWI Ex-US Fund	837,206

$83,628,796

Fixed Maturity Synthetic Contracts:
Credit Cards, CCIT 03-A6 A6	$360,150
Rate Redu Bonds, COMED 98-1 A7	121,027
Fannie Mae, FNR 2002-74 LC	165,629
Freddie Mac, FHR 2627 BU	610,733
Freddie Mac, FHR 2640 TL	358,854
Freddie Mac, FHR 2715 ND	391,674
Freddie Mac, FHR 2760 EB	362,033
Freddie Mac, FHR 2786 PC	181,644
Freddie Mac, FHR 2865 PQ	537,433
Freddie Mac, FHR 2866 XD	537,419
Freddie Mac, FHR 2870 BD	362,863
Freddie Mac, FHR 2888 OW	254,820
GNMA Project Loans, GNR 06-51 A	425,420
Rate Redu Bonds, PSNH 01-1 A2	75,628
Bank of America, N.A. Wrap contract	(5,682)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	4,739,645

Rate Redu Bonds, DESF 01-1 A3	69,671
Freddie Mac, FHR 2539 PR	69,477
Rabobank Wrap contract	(37)

Rabobank Fixed Maturity Synthetic Contract ATI020101	139,111

Auto, BASAT 06-G1 A4	547,297
CMBS, CD 05-CD1 A2 FX	182,124
Rate Redu Bonds, CNP 05-1 A2	551,334
Freddie Mac, FHR 2631 LB	342,813
Freddie Mac, FHR 2681 PC	546,068
Freddie Mac, FHR 2778 KR	179,992
Freddie Mac, FHR 2981 NB	417,315
CMBS, MLMT 05-CIP1 A2	723,984
CMBS, MLMT 05-CKI1 A2	364,750
State Street Bank Wrap contract	(15,553)

State Street Bank Fixed Maturity Synthetic Contract 105028	3,840,124

CMBS, BSCMS 05-T18 A2	269,665
CMBS, BSCMS 99-WF2 A2	443,208
CMBS, BSCMS 03-T12 A2	330,028
CMBS, CASC 98-D7 A1B	436,821
Credit Cards, COMET 03-A4 A4	539,570
Credit Cards, CCCIT, 03-A3 A3	454,563
CMBS, DLJCM 98-CF2 A1B	326,791
Freddie Mac, FHR 2663 ML	635,993
Freddie Mac, FHR 2763 PC	477,384
Freddie Mac, FHR 2921 NV	269,212
Freddie Mac, FHR 2934 OC	365,708
CMBS, HFCMC 99-PH1 A2	307,777
CMBS, JPMCC 05-LDP2 A2	358,722

The 401(k) Plan
EIN: 25-1792394 Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Credit Cards, MBNAS 03-A1 A1	451,636
CMBS, MSC 99-CAM1 A4	129,007
Auto, NALT 06-A A4	730,872
Auto, VWALT 06-A A4	274,143
Union Bank of Switzerland Wrap contract	24,901

Union Bank of Switzerland Fixed Maturity Synthetic Contract 2970	6,826,001

Total Fixed Maturity Synthetic Contracts	$15,544,881

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$636,682
Barclays Global Investors, Asset-Backed Sec Index Fund	2,879,718
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	983,817
Barclays Global Investors, Int Term Credit Bond Index Fund	2,445,952
Barclays Global Investors, Int Term Government Bond Index Fund	792,035
Barclays Global Investors, Long Term Government Bond Index Fund	51,636
Barclays Global Investors, Mortgage-Backed Sec Index Fund	1,971,523
Barclays Global Investors, Money Market Fund For EBT	3
Monumental Life Ins. Co. Wrap contract	47,338

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	9,808,704

Barclays Global Investors, 1-3 Year Government Bond Index Fund	646,279
Barclays Global Investors, Asset-Backed Sec Index Fund	2,923,075
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	998,714
Barclays Global Investors, Int Term Credit Bond Index Fund	2,482,749
Barclays Global Investors, Int Term Government Bond Index Fund	804,114
Barclays Global Investors, Long Term Government Bond Index Fund	51,671
Barclays Global Investors, Mortgage-Backed Sec Index Fund	2,001,219
Rabobank Wrap contract	68,927

Rabobank Constant Duration Synthetic Contract ATI060301	9,976,748

Barclays Global Investors, 1-3 Year Government Bond Index Fund	342,829
Barclays Global Investors, Asset-Backed Sec Index Fund	1,550,617
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	529,747
Barclays Global Investors, Int Term Credit Bond Index Fund	1,317,051
Barclays Global Investors, Int Term Government Bond Index Fund	426,480
Barclays Global Investors, Long Term Government Bond Index Fund	27,804
Barclays Global Investors, Mortgage-Backed Sec Index Fund	1,061,941
Barclays Global Investors, Money Market Fund For EBT	1
State Street Bank Wrap contract	24,962

State Street Bank Constant Duration Synthetic Contract 107073	5,281,432

Total Constant Duration Synthetic Contracts	$25,066,884

Participant loans* (4.00% to 9.50%, with maturities through 2022)	$10,431,086

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
THE 401K PLAN

Date: June 30, 2008	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)